Exhibit 12.1
THE HOME DEPOT, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio data)

		Fiscal Year(1)
	Nine Months Ended
	November 2, 2014	2013	2012	2011	2010	2009
Earnings From Continuing Operations Before Income Taxes	$7,883	$8,467	$7,221	$6,068	$5,273	$3,982
Less: Capitalized Interest	(2)	(2)	(3)	(3)	(3)	(4)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	234	308	298	280	278	277
Interest Expense	619	713	635	609	533	680
Adjusted Earnings	$8,734	$9,486	$8,151	$6,954	$6,081	$4,935
Fixed Charges:
Interest Expense	$619	$713	$635	$609	$533	$680
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	234	308	298	280	278	277
Total Fixed Charges	$853	$1,021	$933	$889	$811	$957
Ratio of Earnings to Fixed Charges(2)	10.2x	9.3x	8.7x	7.8x	7.5x	5.2x

(1)
Fiscal years 2013, 2012, 2011, 2010 and 2009 refer to the fiscal years ended February 2, 2014, February 3, 2013, January 29, 2012, January 30, 2011 and January 31, 2010, respectively. Fiscal year 2012 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes)+(fixed charges)-(capitalized interest)
(fixed charges)